SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A

                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                               LOJACK CORPORATION
             (Exact Name of Registrant as Specified in its Charter)


            Massachusetts                                    04-2664794
    (State or Other Jurisdiction              (IRS Employer Identification No.)
        of Incorporation)

          333 Elm Street                                      02026
      Dedham, Massachusetts                                (Zip Code)
  (Address of principal office)

If  this   Form   relates   to  the         If  this   Form   relates   to  the
registration    of   a   class   of         registration    of   a   class   of
securities   pursuant   to  Section         securities   pursuant   to  Section
12(b)  of the  Exchange  Act and is         12(g)  of the  Exchange  Act and is
effective   pursuant   to   General         effective   pursuant   to   General
Instruction A.(c), please check the         Instruction A.(d), please check the
following box. [ ]                          following box. [X]


        Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class            Name of Each Exchange on Which Each
       to be so Registered                 Class is to be Registered
       -------------------                 -------------------------
              None

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.

         On December 17, 1999, the Board of Directors of LoJack Corporation (the "Company"), declared a dividend distribution of one Preferred Share Purchase Right (a "Right") for each of the Company's outstanding shares of common stock, par value $.01 per share (the "Common Shares"), to holders of record of the Common Shares at the close of business on December 31, 1999. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of a new Series B Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares") or in certain circumstances, to receive cash, property, Common Shares or other securities of the Company, at a Purchase Price of $42.00 per one one-hundredth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer and Trust Company, as Rights Agent.

         Initially, the Rights will be attached to all certificates representing the Common Shares and no separate Rights Certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) 10 business days (or such later date as the Company's Board of Directors may determine before a Distribution Date occurs) following a public announcement by the Company that a person or group of affiliated or associated persons, with certain exceptions (an "Acquiring Person"), has acquired, or has obtained the right to acquire beneficial ownership of 15% or more of the outstanding Common Shares (the date of such announcement being the "Share Acquisition Date") or (ii) 10 business days (or such later date as the Company's Board of Directors may determine before a Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person becoming an Acquiring Person.

         Until the Distribution Date, (i) the Rights will be evidenced by the certificates for Common Shares and will be transferred with and only with such Common Share certificates, (ii) Common Share certificates will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 17, 2009, unless earlier redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights.

         In the event (a "Flip-In Event") a Person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding Common Shares at a price and on terms which a majority of the Company's Outside Directors (as defined in the Rights Agreement) determines to be fair to and otherwise in the best interests of the Company and its shareholders (a "fair offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right,

Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights will not be exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $42.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $84.00 worth of Common Shares (or other consideration, as noted above) for $42.00. Assuming that the Common Shares had a Current Market Price of $7.00 at such time, the holder of each valid Right would be entitled to purchase twelve (12) Common Shares for $42.00.

         In the event (a "Flip-Over Event") that, at any time on or after the Share Acquisition Date, (i) the Company shall take part in a merger or other business combination transaction (other than certain mergers that follow a fair offer) and the Company shall not be the surviving entity or (ii) the Company shall take part in a merger or other business combination transaction in which the Common Shares are changed or exchanged (other than certain mergers that follow a fair offer) or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided, as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right.

         The Purchase Price payable and the number of Preferred Shares (or the amount of cash, property or other securities) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or securities convertible into Preferred Shares at less than the Current Market Price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company may, but is not required to, issue fractional Preferred Shares upon the exercise of any Right or Rights. In lieu of any fractional share interests, a cash payment may be made, as provided in the Rights Agreement.

         At any time until 10 business days following the Share Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, Common Shares or other consideration as the Board of Directors may determine. Immediately upon the effectiveness of the action of the Company's Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income upon the occurrence of either a Flip-In Event or a Flip-over Event as described above.

         The terms of the Rights, other than key financial terms and the date on which the Rights expire, may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors only in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain other related parties) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by referenced to the Rights Agreement filed as
Exhibit 4.1 hereto. Capitalized terms used and not defined herein have the meanings set forth in the Rights Agreement.

Item 2.  Exhibits.

         The following exhibits are filed as a part of this Registration Statement.

Exhibit Number    Description

         4.1 Rights Agreement dated as of December 17, 1999 between LoJack Corporation and American Stock Transfer and Trust Company, as Rights Agent.

         4.2 Terms of Series B Junior Participating Preferred Stock, included as Exhibit A to Rights Agreement.

         4.3 Summary of Rights to Purchase Shares of Series B Junior Participating Preferred Stock, included as Exhibit B to Rights Agreement.

         4.4 Form of Rights Certificate, included as Exhibit C to Rights Agreement.

                                   Signatures

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    LOJACK CORPORATION


Date:  December 20, 1999            By: /s/ Joseph F. Abely
                                        Joseph F. Abely
                                        President and Chief Operating Officer